Exhibit 99

						Contact:  William A. Blanning
                                              (310) 797-5819


Rockwell to Sell Its Aerospace and Defense Businesses to Boeing

    -- Rockwell Accelerates Transformation to High-Growth Commercial and
 	 International Company

    -- Boeing Significantly Enhances its Position as Global Competitor in
	 Key Defense and Aerospace Markets

	SEAL BEACH, Calif. (August 1, 1996) -- Rockwell International Corporation (NYSE:ROK) and The Boeing Company (NYSE:BA) announced today that they have signed a definitive agreement under which Boeing will acquire Rockwell's Aerospace and Defense businesses for approximately $3.2 billion.
	"This is a historic step in the continuing transformation of Rockwell, which has been shifting strategic focus to higher growth commercial and international businesses, with primary growth derived from its electronics businesses," said Donald R. Beall, Rockwell chairman and chief executive officer. "Rockwell's automation, avionics and communications, semiconductor systems and automotive components businesses, leading global competitors with strong market positions, just got stronger."
	Phil Condit, Boeing president and chief executive officer, said, "The assets and capabilities we are acquiring are an extremely good strategic fit with our long-term objective of creating shareholder value. This merger accelerates us on our way to achieving our 20-year vision, which calls for Boeing to be a fully integrated aerospace company designing, producing and supporting commercial airplanes, defense systems, and defense and civil space systems."
	Immediately prior to the transaction, Rockwell will transfer its Automation, Avionics and Communications, Semiconductor Systems and Automotive components businesses to a new company, which will retain the Rockwell name. Shares of the new Rockwell will be distributed to Rockwell shareowners on the effective date of the transaction on a one-for-one share basis. The new
Rockwell will be listed on the New York Stock Exchange.
	In the transaction, which is intended to be tax free, Boeing will issue approximately $860 million of its common stock and will assume $2.165 billion of Rockwell debt and certain retiree liabilities.
	Rockwell also announced that its Board of Directors has stated its intention, when it becomes the Board of the new Rockwell, to authorize a $1 billion stock repurchase program. This would in effect continue the program under which Rockwell has repurchased $2.6 billion of its shares since 1984, at an average price of $23 per share.
 The New Rockwell
	The new Rockwell comprises:
  Rockwell Automation -- Milwaukee, Wis.
  Rockwell Avionics and Communications
	   -- Collins Commercial Avionics -- Cedar Rapids, Iowa
	   -- Collins Avionics & Communications Division -- Cedar Rapids, Iowa -- Communications Systems Division -- Richardson, Texas
  Rockwell Semiconductor Systems -- Newport Beach, Calif.
  Rockwell Automotive -- Troy, Mich.
	   -- Light Vehicle Systems
	   -- Heavy Vehicle Systems
  Rockwell Science Center -- Thousand Oaks, Calif.
	"Our businesses in automation, avionics and communications, semiconductor systems, and automotive are global leaders today and at the top of their class," Beall said. "These are great businesses, with leading market positions, well-known brands and global presence. The new Rockwell's financial strength and our ability to focus even more intensely on these businesses set the stage for more rapid growth and greater profitability."
	Beall outlined several key factors that will drive the new Rockwell's future growth:
  Financial firepower. The new Rockwell will be essentially debt-free and well-positioned for significant investments in its leadership businesses.
With $4 billion in financial capacity, the company will be looking for even larger investments in new products and market development, both large and small acquisitions, and share repurchases.
 Global growth. Nearly half of the new Rockwell sales are currently outside the United States. "The new Rockwell is committed to continued expansion of its presence worldwide as each of its businesses strives to be leading suppliers to their respective markets in Asia-Pacific, Europe and the Americas," Beall said.
  Technology leadership, a Rockwell hallmark. The pace of development and application of leading edge technologies will accelerate, as Rockwell's businesses and the company's world-class Science Center in California, and other research and development centers around the world, anticipate market requirements and respond to customer needs. The Science Center will continue its aerospace and defense R&D work under a shared resource arrangement with Boeing.
  Strong performance. The new Rockwell businesses have already demonstrated their growth potential, achieving a 19 percent sales growth rate and a 29 percent operating profit growth rate over the past three years.
 Further, Rockwell's operating performance has been equal to or better than top global peer companies during the same period. "With our added financial muscle and focus on these leadership businesses, we are well positioned to see them reach their full potential," Beall said.
  Outstanding employees. "Rockwell has always attracted high caliber employees, and that pool of talent will continue to be vital to the company's success," Beall said.
	He added: "These key factors fuel my enthusiasm for the new Rockwell and my high expectations for the future. We are well-positioned for significant growth going into the next millennium. The new Rockwell is good news for our customers, our shareholders, our employees and the communities where we live and work."
Aerospace and Defense
	"Our Aerospace and Defense businesses, with their strong franchises, solid management, excellent technologies and outstanding employees, have made strong contributions to Rockwell's success through their world class performance," Beall said. "The benefits to those businesses, their customers and their employees of the alliance with Boeing are compelling. The complementary strengths of Boeing and our Aerospace and Defense businesses create a $9 billion leading global competitor in this industry."
	Beall concluded, "From a Rockwell shareowner value perspective, this transaction compares very favorably to other recent aerospace and defense industry consolidation actions."
	The Rockwell Aerospace and Defense organization to be merged with Boeing has combined sales of approximately $3 billion. These businesses and their headquarters locations are:
  Space Systems Division -- Downey, Calif.
  Rocketdyne Division -- Canoga Park, Calif.
  Autonetics & Missile Systems Division -- Anaheim, Calif.
  North American Aircraft Division -- Seal Beach, Calif.
  North American Aircraft Modification Division -- Anaheim, Calif.
  Collins International Service Company -- Richardson, Texas
  Systems Development Center -- Seal Beach, Calif.
  Rockwell's 50% share of United Space Alliance, a joint venture with Lockheed Martin Corporation -- Houston, Texas
  Rockwell Australia -- Canberra, ACT, Australia
	The acquired units will become a wholly-owned subsidiary of The Boeing Company and will be called Boeing North American, Inc. The Rockwell Defense and Aerospace businesses employ approximately 21,000 people, all of whom will become part of Boeing's Defense & Space Group, reporting to its president, Jerry King. Boeing North American will be headed by John A. McLuckey, currently president and chief operating officer of Rockwell Aerospace & Defense.
	Rockwell's Seal Beach facilities, which currently include the company's world headquarters, will become a Boeing facility. Rockwell will maintain its world headquarters in Southern California at a new location to be selected.
	The transaction is subject to approval by Rockwell's shareowners, certain regulatory approvals, approval of holders of Rockwell debt and other provisions generally applicable in similar transactions. A special Rockwell shareowners meeting will be held in November and the transaction is expected to be completed shortly thereafter.
	Morgan Stanley & Co. and Dillon, Read & Co. Inc. are serving as financial advisers to Rockwell and CS First Boston is advising Boeing.
	The new Rockwell will be a global, technology-centered company with leadership market positions in automation, avionics, commercial and government communications, semiconductor systems, and automotive component systems, with projected sales of approximately $10 billion.





- - -24-